

09058353

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65235

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAV-Wetherly Financial, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11601 Wilshire Boulevard, Suite 300
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Russo 310-575-3543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Novogradac & Company LLP
(Name – *if individual, state last, first, middle name*)

246 1st Street, 5th Floor San Francisco CA 94105
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAV-Wetherly Financial, L.P., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RUTZEL M. CASTILLO
COMM. #1650995
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires APR. 9, 2010

Signature

Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

To the Partners of DAV-Wetherly Financial, L.P.:

We have audited the accompanying statements of financial condition of DAV-Wetherly Financial, L.P. as of December 31, 2008 and 2007, and the related statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the DAV-Wetherly Financial, L.P.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAV-Wetherly Financial, L.P. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 12 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Novogradac & Company LLP

San Francisco, California
February 23, 2009

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

DAV-WETHERLY FINANCIAL, L.P.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 2,335,152	$ 674,140
Fees receivable	14,696,511	14,008,371
Advance to related party	932,689	462,628
Prepaid expenses	-	14,788
Total assets	$ 17,964,352	$ 15,159,927
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Accounts payable	$ 64,584	$ -
Commissions payable	3,806,562	3,144,176
Total liabilities	3,871,146	3,144,176
Partners' capital	14,093,206	12,015,751
Total liabilities and partners' capital	$ 17,964,352	$ 15,159,927

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.

STATEMENTS OF INCOME

For the years ended December 31, 2008 and 2007

	2008	2007
REVENUE		
Fees	$ 14,755,423	$ 12,659,265
Interest income	10,766	2,352
Other income	-	35,000
Total revenue	14,766,189	12,696,617
EXPENSES		
Salaries	3,042,250	2,487,942
Fee commissions	3,472,164	2,645,977
General and administrative	2,011,820	1,634,357
Bad debt expense	262,500	-
Total expenses	8,788,734	6,768,276
Net income	$ 5,977,455	$ 5,928,341

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the years ended December 31, 2008 and 2007

	General Partner	Limited Partner	Total Partners' Capital
Balance, January 1, 2007	$ 110,735	$ 10,962,758	$ 11,073,493
Distributions	(49,861)	(4,936,222)	(4,986,083)
Net income	59,283	5,869,058	5,928,341
Balance, December 31, 2007	120,157	11,895,594	12,015,751
Distributions	(39,000)	(3,861,000)	(3,900,000)
Net income	59,775	5,917,680	5,977,455
Balance, December 31, 2008	$ 140,932	$ 13,952,274	$ 14,093,206

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 5,977,455	$ 5,928,341
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense	262,500	-
Increase in fees receivable	(950,640)	(1,674,584)
(Increase) decrease in advance to related party	(470,061)	242,662
Decrease in prepaid expenses	14,788	-
Increase in accounts payable	64,584	-
Decrease in accrued expenses	-	(20,000)
Increase in commissions payable	662,386	751,209
Net cash provided by operating activities	5,561,012	5,227,628
Cash flows from financing activities:		
Capital distributions	(3,900,000)	(4,986,083)
Net increase in cash and cash equivalents	1,661,012	241,545
Cash and cash equivalents, at the beginning of the year	674,140	432,595
Cash and cash equivalents, at the end of the year	$ 2,335,152	$ 674,140

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2007

1. Organization

DAV-Wetherly Financial, L.P. (the "Partnership"), a California limited partnership, was formed on July 3, 2001 to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Partnership was formed for the purpose of structuring and selling private offerings to institutional investors.

The partners' interests in the Partnership are as follows:

Wetherly Management, LLC ("WM")	1% General Partner
Wetherly Capital Group, LLC ("WCG")	99% Limited Partner

Pursuant to the Amended and Restated Limited Partnership Agreement of DAV-Wetherly Financial, L.P. dated July 3, 2001, distributions as well as Partnership profits and losses are allocated to the partners in accordance with the partner's respective interests.

The Partnership is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(i) of that rule. The Partnership is a member of the Financial Industry Regulatory Authority (the "FINRA") and the Securities Investor Protection Corporation (the "SIPC").

2. Summary of significant accounting policies

Cash and cash equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less at date of acquisition.

Method of accounting
The Partnership prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America. The Partnership's year end for tax and financial reporting purposes is December 31.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of credit risk
The Partnership places its temporary cash investments with high credit quality financial institutions. At times, the account balances may exceed the institution's federally insured limits. The Partnership has not experienced any losses in such accounts.

2. Summary of significant accounting policies (continued)

Income taxes

Income taxes on partnership income are levied on the partners in their individual capacity. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. Pursuant to FSP-FIN 48-3, the effective date has been deferred for nonpublic organizations and will become effective for fiscal years beginning after December 15, 2008. The Partnership has elected to defer the application of FIN48. Management believes that the implementation of FIN 48 will not have a material effect on the financial statements.

Fees receivable and commissions payable

Fees receivable consists of earned, but unpaid, fee revenues which will typically be collected within 24 months of being earned. Also, the commissions payable will not be paid until the corresponding placement fee revenues are received. Outstanding receivables are periodically evaluated for collectability, and an allowance for doubtful accounts is estimated and recorded for losses resulting from the inability of customers to make required payments, if deemed necessary. During 2008 and 2007, fees receivable totaling $262,500 and $0, respectively, were deemed uncollectible and charged to bad debt expense.

The future scheduled collection of fees receivable and payment of commissions payable at December 31, 2008 are as follows:

Year ending December 31,	Fees receivable	Commissions payable
2009	$ 10,656,044	$ 2,760,035
2010	3,977,967	1,030,338
2011	62,500	16,189
Total	$ 14,696,511	$ 3,806,562

Fee revenues

Fee revenues consist of both nonrefundable placement fee revenues and nonrefundable retainer fees. The Partnership earns placement fees by structuring and selling private offerings to institutional investors. Nonrefundable placement fees are recognized upon execution of the corresponding capital commitment agreements. The Partnership earns retainer fees upon performance of services related to future offerings.

Fee commissions and other expenses

Commission expense is recognized when the related placement fee revenue is earned. All other expenses are recognized when incurred.

3. Net capital requirements

The Partnership is subject to the net capital requirements of the FINRA and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "SEC") under rule 15c3-1. The FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Partnership does not receive or hold customer securities or cash. Minimum net capital required by the SEC under Rule 15c3-1 is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined, plus 1% of commissions payable beyond 12 months. As of December 31, 2008 and 2007, the Partnership had net capital of $2,164,116 and $618,108, respectively, and required net capital of $198,867 and $138,136, respectively.

4. Related party transactions

Expense allocation
Salaries as well as general and administrative overhead are charged to the Partnership from WCG on a monthly basis pursuant to an Expense Sharing Agreement between the Partnership and WCG dated January 1, 2004. Salaries charged to the Partnership are based on management's estimates of personnel time spent on conducting Partnership matters. General and administrative overhead charged to the Partnership are based on management's estimates of costs incurred by WCG that support the operations of the Partnership. Salaried and administrative overhead allocated to the Partnership for the years ended December 31, 2008 and 2007 was $5,054,070 and $4,122,299, respectively. As of December 31, 2008 and 2007, $932,689 and $462,628, respectively, was due to the Partnership from WCG for advances made by the Partnership to WCG in connection with the salaries and general and administration expense allocations.

5. Office leases

Wetherly Capital Group, LLC has a rental lease for its office in Los Angeles, California. The terms of the lease expires on July 31, 2014.

The rent expense is paid by WCG, and a ratable portion is allocated to the Partnership based on estimates made by management pursuant to the Expense Sharing Agreement. During 2008 and 2007, rent expense of $206,757 and $201,354, respectively, was included in general and administrative expense on the accompanying statements of income.

Wetherly Capital Group, LLC is required to make minimum base lease payments as follows:

Year ending December 31,	
2009	$ 212,994
2010	245,642
2011	253,007
2012	260,607
2013	268,417
Total	$ 1,240,618



SUPPLEMENTAL INFORMATION

DAV-WETHERLY FINANCIAL, L.P.
RECONCILIATION OF NET CAPITAL AND
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
For the years ended December 31, 2008 and 2007

	2008	2007
Total partners' capital at end of year	$ 14,093,206	$ 12,015,751
Adjustments:		
Non-allowable assets:		
Fees receivable, net of related commissions payable	(10,989,601)	(10,913,642)
Other assets	(932,689)	(477,416)
Securities haircut - Money market fund	(6,800)	(6,585)
Net capital	$ 2,164,116	$ 618,108
Aggregate indebtedness ("AI")		
Commissions payable within 12 months	$ 2,760,035	$ 2,071,000
Accounts payable	64,584	-
Aggregate indebtedness	$ 2,824,619	$ 2,071,000
Commissions payable beyond 12 months ("CP")	$ 1,046,527	$ -
Computation of basic net capital requirement:		
Minimum net capital required (6.67% of AI plus 1% of CP)	$ 198,867	$ 138,136
Excess net capital	$ 1,965,249	$ 479,972
Excess of net capital at 1,000% (net capital - 10% of AI)	$ 1,881,654	$ 411,008
Ratio of net capital to aggregate indebtedness	76.62%	29.85%

DAV-WETHERLY FINANCIAL, L.P.
RECONCILIATIONS OF NET CAPITAL PER AUDITED
AND UNAUDITED FOCUS REPORTS
SCHEDULE II
For the years ended December 31, 2008 and 2007

	2008	2007
Net capital per unaudited FOCUS report	$ 2,159,839	$ 618,110
Audit and other adjustments	4,277	(2)
Net capital per auditors' computations	$ 2,164,116	$ 618,108

DAV-WETHERLY FINANCIAL, L.P.
EXEMPTIONS FROM CUSTOMER PROTECTION RULE 15c3-3
For the years ended December 31, 2008 and 2007

Exemptive provision:

In the opinion of management, DAV-Wetherly Financial, L.P. is exempt from the provisions including information relating to the possession or control requirements and the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The firm operates under the 15c3-3(k)(2)(i) exemption in that DAV-Wetherly Financial, L.P. does not receive, hold or otherwise perform custodial functions relating to customer securities.



NOVOGRADAC
& COMPANY LLP.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC RULE 17a-5

To the Partners of DAV-Wetherly Financial, L.P.:

In planning and performing our audits of the financial statements and supplemental schedules of DAV-Wetherly Financial, L.P (the "Partnership"), for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exempt provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moogmedue & Company LLP

San Francisco, California
February 23, 2009

END